UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                 Orion Diversified Technologies, Inc.
                 -----------------------------------
                          (Name of Issuer)

               Common Stock, par value $0.01 per share
                  ----------------------------------
                     (Title of Class of Securities)

                              686270 20 8
                     -----------------------------
                            (CUSIP Number)

                            Vladimir Fabert
                             c/o Ovale S.A.
                        36 Boulevard Helvetique
                      CH - 1207 Geneva, Switzerland
                            41-22-593-00-77

                     ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             November 14, 2005
                      -----------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON.
	Vladimir Fabert

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    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /         (b) /x /

3   SEC USE ONLY

4   SOURCE OF FUNDS      PF


5   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED
    PURSUANT TO
     ITEMS 2(d) or 2(e)/ /

6   CITIZENSHIP OR PLACE OF ORGANIZATION       Switzerland


NUMBER OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:   1,949,541

8   SHARED VOTING POWER:   0

9   SOLE DISPOSITIVE POWER:  1,949,541

10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      1,949,541

12  CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES   /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.5%

14  TYPE OF REPORTING PERSON*       IN

Item 1.   Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value ("Shares"), of Orion Diversified Technologies, Inc., a New Jersey corporation ("Orion"). Orion's principal executive office is located at 630 Shore Road, Suite 505, Long Beach, New York 11561.

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Item 2.   Identity and Background

(a) The Reporting Person is Vladimir Fabert.

(b) His   business   address   is:   c/o  Ovale S.A., 36  Boulevard
    Helvitique, CH - 1207 Geneva, Switzerland.

(c) His present occupation is CEO of Ovale, S.A. the address of which is 36 Boulevard Helvetique, CH - 1207 Geneva, Switzerland.

(d) During the last five years, the  Reporting  Person has not been
    convicted  in  a  criminal   proceeding   (excluding    traffic
    violations or similar  misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Swiss citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds were personal funds.

Item 4.   Purpose of Transaction

The Orion shares were acquired by the Reporting Person pursuant to a share exchange agreement between Orion and Ovale, S.A., a Swiss societe anonyme. The share exchange is set out in various public
filings   by   Orion.   The  Share  Exchange   Agreement,  which is
incorporated herein by reference, provides: for the acquisition of additional securities by the Reporting Person (as set out in Item 5 hereof), an amendment to the certificate of incorporation of Orion to increase its authorized shares from 10 million shares to 20 million shares, the acquisition by Orion of all the outstanding shares of Ovale, S.A. so that Ovale, S.A. becomes a wholly-owned subsidiary of Orion, the change of the name of Orion to Ovale Group, Inc., a change in the Board of Directors of Orion pursuant to which those persons who control Ovale will become the majority of the Board of Directors of Orion, a change in the business of Orion, which business is currently non-existent, to that of a development stage company that retails high quality, high-end, designer gifts and clothing in Europe for infants up to age 12 months.

Item 5.   Interest in Securities of the Issuer

The 1,949,541 shares are represented by a certificate originally issued on November 24, 2004, but held in escrow pending the delivery by Ovale to Orion of Ovale's audited financial statements as required by the Share Exchange Agreement. Upon delivery of the financial statements by Ovale these shares were released from escrow on or about November 14, 2005. The 1,949,541 does not include an aggregate of 720,000 shares of Orion's Common Stock owned of record by Alexandre Fabert, the wife of Vladimir Fabert who is not otherwise affiliated

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

with Ovale. Mr. Fabert disclaims beneficial ownership of the shares of the Registrant's Common Stock individually owned by his wife.

At a Second Closing under the Share Exchange Agreement between Orion and Ovale, the Reporting Person is to receive an additional 1,136,334 shares of Orion common stock.

Except as disclosed on this Statement, there was no other transaction in the Shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Reporting Person is not a party to any agreement involving the voting of the Shares.

Item 7.  Exhibits

Share Exchange Agreement between Orion Diversified Technologies, Inc. and Ovale S.A. dated September 15, 2004 filed as Exhibit 10(m) 8-K report filed by Orion on September 21, 2004, and the Amendment thereto dated November 8, 2004 filed as Exhibit 99.H to the 8-K filed by Orion on December 7, 2004.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 2006

s/s Vladimir Fabert
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